February 28, 2014

Via EDGAR
Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4561

Re:	Solera Holdings, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2013
Filed August 23, 2013
Form 10-Q for the Quarterly Period Ended December 31, 2013
Filed February 10, 2014
File No. 001-33461

Dear Mr. Gilmore:
On behalf of Solera Holdings, Inc., a Delaware corporation (“Solera”), this is to confirm that Solera received the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s letter dated February 21, 2014. Per my communications with Frank Knapp of the Staff, Solera will provide its response to the Staff’s comments by March 21, 2014.
Should you have any questions or comments, please contact me at (817) 961 2115.

Sincerely,
/s/ Jason M. Brady
Jason M. Brady
Senior Vice President,
General Counsel and
Secretary

cc:	Frank Knapp, Securities and Exchange Commission
Christine Davis, Securities and Exchange Commission
Ji Kim, Securities and Exchange Commission
Katherine Wray, Securities and Exchange Commission
Tony Aquila, Solera Holdings, Inc.
Renato Giger, Solera Holdings, Inc.
Greg Endo, Deloitte & Touche LLP